UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

(Rule 13e-4)

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CORPORATE OFFICE PROPERTIES TRUST

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.50% Exchangeable Senior Notes due 2026 of Corporate Office Properties, L.P.

(Guaranteed on a senior unsecured basis by Corporate Office Properties Trust)

(Title of Class of Securities)

22003BAA4

(CUSIP Number of Class of Securities)

Randall M. Griffin

Chief Executive Officer

Corporate Office Properties Trust

6711 Columbia Gateway Drive, Suite 300

Columbia, MD 21046

(443) 285-5400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Justin W. Chairman, Esq.

Morgan, Lewis, & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

(215) 963-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$162,500,000	$18,866.25

*      Estimated for purposes of calculating the filing fee only. The purchase price of the 3.50% Exchangeable Senior Notes due 2026 of Corporate Office Properties, L.P. (the “Notes”), which are guaranteed by Corporate Office Properties Trust, is equal to 100% of the principal amount of those Notes, excluding accrued and unpaid interest and certain other amounts, if any.  As of August 16, 2011, the aggregate principal amount of Notes outstanding was $162,500,000, resulting in an aggregate maximum purchase price of $162,500,000, excluding accrued and unpaid interest and certain other amounts, if any.

**   The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.10 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$18,866.25
Form or Registration No.:	SC TO-I — 005-51779
Filing party:	Corporate Office Properties Trust
Date filed:	August 16, 2011

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTORY STATEMENT

On August 16, 2011, as required by, pursuant to the terms of and subject to the conditions set forth in the indenture, dated as of September 18, 2006 (the “Indenture”), among Corporate Office Properties, L.P., as Issuer (the “Company”), Corporate Office Properties Trust, as Guarantor (the “Guarantor”), and Wells Fargo Bank, National Association, as trustee and paying agent (the “Trustee” or “Paying Agent”), for the Company’s 3.50% Exchangeable Senior Notes due 2026 (the “Notes”), the Guarantor filed a Tender Offer Statement on Schedule TO (“Schedule TO”) with respect to the right of each holder (the “Holder”) of the Notes to sell, and the obligation of the Company to repurchase, the Notes as set forth in the Put Right Notice for the Notes, dated August 16, 2011 (the “Put Right Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Put Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Amendment No. 1 to Schedule TO is being filed solely to reflect a change to the withdrawal rights of the Holders in connection with the Put Option, as described in more detail in Item 4, below, and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 4. Terms of the Transaction.

The Put Right Notice currently indicates that the Holders may withdraw any Notes that they tender for repurchase in connection with the Put Option until 10:00 a.m., New York City time, on Wednesday, September 14, 2011, which is the business day immediately prior to the Repurchase Date (as defined in the Indenture).  The Company and the Guarantor hereby indicate that all references to 10:00 a.m., New York City time, on Wednesday, September 14, 2011 as the deadline for withdrawal of tendered Notes are hereby revised and replaced such that Holders may withdraw Notes that they tender for repurchase until 5:00 p.m., New York City time, on Wednesday, September 14, 2011.

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Item 12.  Exhibits.

(a)(1)(A)(i)*           Put Right Notice for 3.50% Exchangeable Senior Notes due 2026, dated August 16, 2011.

(a)(1)(A)(ii)            Supplement to Put Right Notice for 3.50% Exchangeable Senior Notes due 2026, dated August 24, 2011.

(a)(1)(B)*               Form W-9.

(b)(1)*                    Second Amended and Restated Credit Agreement, dated October 1, 2007, among Corporate Office Properties, L.P., Corporate Office Properties Trust, KeyBanc Capital Markets, Wachovia Capital Markets, LLC, KeyBank National Association, Wachovia Bank, National Association, Bank of America, N.A., Manufacturers and Traders Trust Company and Citizens Bank of Pennsylvania, incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Corporate Office Properties Trust for the quarter ended September 30, 2010.

(d)(1)*                    Indenture, dated as of September 18, 2006, among Corporate Office Properties, L.P., as Issuer, Corporate Office Properties Trust, as Guarantor, and Wells Fargo Bank, National Association, as trustee and paying agent, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

(d)(2)*                    3.50% Exchangeable Senior Note due 2026 of Corporate Office Properties, L.P., incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

(d)(3)*                    Registration Rights Agreement, dated September 18, 2006, among Corporate Office Properties, L.P., Corporate Office Properties Trust, Banc of America Securities LLC and J.P. Morgan Securities Inc., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

(d)(4)*                    Common Stock Delivery Agreement, dated September 18, 2006, among Corporate Office Properties, L.P. and Corporate Office Properties Trust, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

* Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

CORPORATE OFFICE PROPERTIES TRUST

By:	/s/ Randall M. Griffin
	Name:	Randall M. Griffin
	Title:	Chief Executive Officer
Date:	August 24, 2011

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INDEX TO EXHIBITS

Exhibit 99(a)(1)(A)(i)*	Put Right Notice for 3.50% Exchangeable Senior Notes due 2026, dated August 16, 2011.

Exhibit 99(a)(1)(A)(ii)	Supplement to Put Right Notice for 3.50% Exchangeable Senior Notes due 2026, dated August 24, 2011.

Exhibit 99(a)(1)(B)*	Form W-9.

Exhibit 99(b)(1)*

Second Amended and Restated Credit Agreement, dated October 1, 2007, among Corporate Office Properties, L.P., Corporate Office Properties Trust, KeyBanc Capital Markets, Wachovia Capital Markets, LLC, KeyBank National Association, Wachovia Bank, National Association, Bank of America, N.A., Manufacturers and Traders Trust Company and Citizens Bank of Pennsylvania, incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Corporate Office Properties Trust for the quarter ended September 30, 2010.

Exhibit 99(d)(1)*

Indenture, dated as of September 18, 2006, among Corporate Office Properties, L.P., as Issuer, Corporate Office Properties Trust, as Guarantor, and Wells Fargo Bank, National Association, as trustee and paying agent, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

Exhibit 99(d)(2)*

3.50% Exchangeable Senior Note due 2026 of Corporate Office Properties, L.P., incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

Exhibit 99(d)(3)*

Registration Rights Agreement, dated September 18, 2006, among Corporate Office Properties, L.P., Corporate Office Properties Trust, Banc of America Securities LLC and J.P. Morgan Securities Inc., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

Exhibit 99(d)(4)*

Common Stock Delivery Agreement, dated September 18, 2006, among Corporate Office Properties, L.P. and Corporate Office Properties Trust, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 22, 2006.

* Previously filed.

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